Item 77H (Change in control of registrant) - Attachment

Series 34 - Eaton Vance Parametric International
Equity Fund

As of July 31, 2013, donor advised and pooled income funds (established and maintained by a public charity) managed by EVM, owned as a result of various share purchases approximately 29.9% of the Fund's outstanding shares.